June 12, 2025

Confidential

Melissa Kindelan

Kathleen Collins

Mariam Mansaray

Larry Spirgel

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CTW Cayman (CIK: 0002047148)
Responses to the Staff’s Comments on the Registration Statement on Form F-1 Filed on May 15, 2025

Ladies and Gentlemen:

On behalf of CTW Cayman (the “Company”), a company incorporated under the laws of the Cayman Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 27, 2025 on the Company’s registration statement on Form F-1 filed on May 15, 2025 (the “Registration Statement”). Concurrently with the submission of this letter, we are filing herewith the Company’s Amendment No. 1 to Registration Statement on Form F-1 (the “Amendment No. 1 to Registration Statement”) via EDGAR to the Commission.

In this letter, we have responded to all of the Staff’s comments by revising the Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold, followed by the Company’s response to such comments. We have included page numbers to refer to the location in the Amendment No. 1 to Registration Statement where the language addressing a particular comment appears.

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Registration Statement on Form F-1

Summary Combined Financial Data, page 17

1.	Please revise to only present the pro forma earnings per share information for the most recent fiscal year and the most recent interim period. Refer Article 11-02(c)(2)(i) of Regulation S-X.

Response:

In response to the Staff’s comment, the Company has revised on page 17 of the Amendment No. 1 to Registration Statement.

Risk Factors, page 19

2.	We note your response to prior comment 3 regarding how you calculate monthly active users (MAUs) and paying monthly active users (PMAUs). Given the potential inflation of active user metrics due to multiple device logins by the same user, we believe that you should highlight the potential for inflated calculations of both metrics in a risk factor.

Response:

In response to the Staff’s comment, the Company has revised on pages 9, 26 and 27 of the Amendment No. 1 to Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Operating Metrics

Key Operating Metrics, page 60

3.	We note your response to prior comment 7. Please tell us, and revise further to clarify, how you determine the amount of advertising expense to acquire created users used in the calculation of return on average spend (ROAS). In addition, revise to clarify as you have in your response, that the methodology for calculating this measure differs from gross in-game purchase activity disclosed elsewhere in the filing as ROAS focuses solely on acquired users during a specific period.

Response:

The Company respectfully acknowledges the Staff’s comment and has further revised the disclosure on page 14 of the Amendment No. 1 to Registration Statement to clarify the methodology used to calculate return on advertising spend (ROAS).

As defined in our filing, ROAS refers to the return on advertising expenditure based on created users, calculated by dividing the in-game purchase amount generated by newly acquired users by the advertising expenses incurred to acquire those users during a specified period.

To determine the amount of advertising expense used in the ROAS calculation, we first identify the total advertising expenses incurred specifically for user acquisition during the relevant period. These expenses exclude marketing costs not directly related to acquiring new users (such as general brand marketing or promotional events).

Next, we determine the total number of users created as a result of these user acquisition campaigns during the same period (“created users”) and calculate the total in-game purchase amount attributable to these users over the period.

We then derive:

●	Average user acquisition cost by dividing the total advertising expenses by the number of created users.

●	Average in-game purchase per created user by dividing the total in-game purchases made by those users by the number of created users.

ROAS is calculated by dividing the average in-game purchase per created user by the average user acquisition cost.

We have also revised our disclosure to clarify that this methodology differs from the presentation of gross in-game purchase activity disclosed elsewhere in the filing. Specifically, while gross in-game purchase amounts reflect spending across all users on our platform during a period, the ROAS metric focuses solely on newly acquired users and the advertising spend associated with acquiring them.

* * * *

If you have any questions regarding this submission, please contact Mr. Richard J. Chang at +8610 5680 3969 or rchang@gunder.com.

Thank you again for your time and attention.

Yours sincerely,

/s/ Richard J. Chang
Richard J. Chang

cc:	Mr. Patrick Liu (pliu@ctw.inc), Chief Financial Officer
CTW Cayman

Ms. Ying Liu, Partner
YCM CPA INC.

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